Exhibit 99.1


FOR IMMEDIATE RELEASE                                                MAY 1, 2002

CONTACT:          Scott C. McDonald, President & CEO          408-852-8000


Castelle Reports First Quarter 2002 Results

MORGAN HILL, Calif., May 1, 2002 - CASTELLE (NasdaqSC: CSTL) today announced financial results for the first fiscal quarter ended March 31, 2002.

Net sales for the first quarter of fiscal 2002 were approximately $2.4 million, compared to approximately $2.3 million for the same period in fiscal 2001. The Company recorded a net profit for the first quarter of fiscal 2002 of $32,000 or $0.01 per diluted share, compared to a net loss of $408,000 or $0.09 per diluted share for the same period in fiscal 2001.

Sales in the first quarter of fiscal 2002 reflected the implementation of the new accounting standard, Emerging Issues Task Force No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), which was adopted with effect from January 1, 2002 and requires certain marketing development funds to be classified as reductions to sales rather than classified as operating expenses. The effect of the implementation of this new accounting standard was a reduction of sales of $88,000 and $56,000 in the first fiscal quarters of 2002 and 2001, respectively, with a corresponding reduction in operating expenses. The new accounting standard has no impact on the Company's operating margin, net income or earnings per share.

The $408,000 loss in the first fiscal quarter of 2001 included a restructuring charge to income of $180,000, or $0.04 per diluted share. Excluding this charge, the results in the first quarter of fiscal 2001 would have reflected a loss of $228,000, or $0.05 per diluted share. The restructuring charge included the write-down of assets and expenses associated with worldwide consolidations.

On April 22, 2002, Donald L. Rich, 60, announced his retirement as CEO. He will continue on as Chairman of the Board. Scott C. McDonald, who joined Castelle as its new President and CEO, stated, "I am very pleased with the opportunity to take over from Don who has turned the Company around since taking the CEO reins in 1998. The first quarter 2002 results extend the Company's record of profitability to eight of the past ten quarters. I believe that Don and the Castelle team have done an outstanding job in positioning and refocusing Castelle over the past few years in what has been a very tough economic time."

Mr. Rich stated, "Scott has been a Director of Castelle for the past three years and has worked closely with me as well as the Company, so he is already familiar with the business. I look forward to supporting Scott and the management team as they lead the Company forward."

Mr. McDonald continued, "Castelle's core fax server business has held steady during this difficult economic period in the technology sector. Faxing is a basic method of business communication. Castelle fax servers help automate faxing as well as integrate faxing into backoffice and email systems. Castelle's economical and easy-to-use fax servers help bring basic faxing into the Internet age."

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About Castelle
Founded in 1987, Castelle develops and markets products that enable organizations to easily implement Internet and Intra-office messaging, data storage and printing over local area networks. Castelle is one of the pioneers of application server appliances and has developed expertise to integrate most complex functions into very easy-to-use and maintain, "plug-&-forget" shared devices. Castelle believes that its products are more economical than comparable software-only solutions, as they do not require a large technical staff to install, operate and maintain. Castelle products are utilized by industry leaders including Fortune 1000 companies and also by small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle On-Line Store. Castelle is headquartered in Morgan Hill, California and can be reached at 408-852-8000, fax 408-852-8100 or www.castelle.com.

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